Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated January 23, 2024
Registration Statement No. 333-276247

NASDAQ:PRSO JANUARY 2024 1 Copyright © 2024 Peraso Inc. Filed Pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated January 23, 2024 Registration Statement No. 333 - 276247

DISCLAIMER This presentation is for information purposes only . Certain information contained herein has been derived from sources prepared by third parties . While such information is believed to be reliable for the purposes used herein, we makes no representation or warrant with respect to the accuracy of such information . This presentation uses Peraso’s trademarks . This presentation may also include trademarks, logos, trade names and service marks that are the property of others . Trademarks, logos, trade names and service marks referred to in this presentation may appear without the ® and , but those references are not intended to indicate that Peraso will not asserts its rights, or that the applicable owner will not assert its rights, to the fullest extent under applicable law . The trademarks, logos, trade names and service marks appearing in this presentation belong to their respective owners and do not provide or imply any endorsement, sponsorship or affiliation . This presentation contains forward - looking statements . All statements other than statements of historical facts contained in this presentation, including statements regarding the completion of business combination, the future results of operations, business strategy, timing, capabilities, and likelihood of success of combined company, and plans and objectives of its potential management for future operations, are forward - looking statements . Forward - looking statements also include statements regarding the expected benefits of the proposed business combination . These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Because forward - looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward - looking statements as predictions of future events . The events and circumstances reflected in our forward - looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward - looking statements . Moreover, we operate in an evolving environment . New risk factors and uncertainties may emerge from time - to - time, and it is not possible for management to predict all risk factors and uncertainties . Except as required by applicable law, neither company plans to publicly update or revise any forward - looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise . Other important assumptions and factors that could cause actual results to differ materially from forward - looking statements, including discussions of significant risk factors, may appear in Peraso’s public filings with the SEC, which are accessible at www . sec . gov, and which you are advised to consult . This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful . 2 Copyright © 2024 Peraso Inc.

FREE WRITING PROSPECTUS This presentation highlights basic information about the Company and the offering . Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our Company . Except as otherwise indicated, this presentation speaks only as of the date hereof . This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . Neither the United States Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . This presentation includes industry and market data that we obtained from industry publications and journals, third - party studies and surveys, internal company studies and surveys, and other publicly available information . Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable . Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate . Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties . In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein . 3 Copyright © 2024 Peraso Inc.

FREE WRITING PROSPECTUS (CONT’D..) We have filed a registration statement on Form S - 1 (File No . 333 - 276427 ) with the SEC, including a preliminary prospectus dated January 23 , 2024 (the “Preliminary Prospectus”), with respect to the offering of our securities to which this communication relates . Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) in the registration statement and, when available, the final prospectus relating to the offering, and the other documents we have filed with the SEC, for more complete information about the Company and the offering . You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http : //www . sec . gov . Alternatively, copies of the prospectus may be obtained, when available, from : Ladenburg Thalmann & Co . Inc . by written request addressed to Syndicate Department, 640 5 th Avenue, 4 th Floor, New York, NY 10019 (telephone number 1 - 800 - 573 - 2541 ) or by emailing prospectus@ladenburg . com . 4 Copyright © 2024 Peraso Inc.

RISK FACTORS Investing in our securities includes a high degree of risk . Prior to making a decision about investing in our securities, you should consider carefully the specific risk factors discussed below, together with all other information contained in the Preliminary Prospectus and the documents incorporated by reference, including the risks identified under “Item 1 A . Risk Factors’ in our Annual Report on Form 10 - K for the fiscal year ended December 31 , 2022 , and our Quarterly Reports on Form 10 - Q for the quarterly periods ended March 31 , 2023 , June 30 , 2023 and September 30 , 2023 . Our business, financial condition, results of operations and prospects could be materially and adversely affected by these risks . Risk factors include, but are not limited to : • We might not be able to continue as a going concern . • We intend to discontinue the production of our memory products . Our memory IC products represented over 50 % of our revenues for the year ended December 31 , 2022 , and over 60 % of our revenues for the nine months ended September 30 , 2023 . • Our gross profit may fluctuate due to a variety of factors, which could negatively impact our results of operations and our financial condition . • Our ongoing exploration of strategic alternatives may not result in entering or completing transactions, when necessary, and the process of reviewing such strategic alternatives or their conclusion could adversely affect our stock price . • We have a history of losses, and we will need to raise additional capital . • Our failure to generate significant capital necessary or raise additional capital to expand our operations and invest in new products could reduce our ability to compete and could harm our business . • Future revenue growth depends on our winning designs with existing and new customers, retaining current customers, and having those customers design our solutions into their product offerings and successfully selling and marketing such products . If we do not continue to win designs in the short term, our product revenue in the following years will not grow . • We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs . • Our main objective is the development and sale of our technologies to service providers, cloud networking, security, test and video system providers and their subsystem and component vendors, and, if demand for these product does not grow, we may not achieve revenue growth and our strategic objectives . 5 Copyright © 2024 Peraso Inc.

RISK FACTORS (cont’d..) • Our revenue has been highly concentrated among a small number of customers, and our results of operations could be harmed if we lose a key revenue source and fail to replace it . • Our revenue concentration may also pose credit risks which could negatively affect our cash flow and financial condition . • We are a “smaller reporting company” and, as a result of the reduced disclosure and governance requirements applicable to smaller reporting companies, our common stock may be less attractive to investors . 6 Copyright © 2024 Peraso Inc.

Copyright © 2024 Peraso Inc. 7 ▪ 12 years of pioneering experience in mmWave RFIC, mmWave baseband IC, Module and Antenna design ▪ Field Proven, high - performance, mmWave phased array - Advanced Beamforming ▪ Fully integrated solutions; mmWave antennas, RF phased array transceivers, software, on - the - fly calibration and adaptable beam steering ▪ Capturing design wins in both existing and new mmWave hardware ▪ Multiple Tier - 1 design wins Ticker: PRSO (NASDAQ) Headquarters: San Jose, CA Employees: 48 (1) Patents: 163 (2) Three Distinct Product Offerings PRM2140X Module Family Fixed Wireless Access Consumer Electronics / VR PRM2136X Module 5G Antenna Module PRS1520 Module Company Overview (1) As of 12/31/2023; excludes employees in Canada that were placed on temporary lay off in November 2023 (2) As of 1/16/2024

8 What is mmWave? Copyright © 2024 Peraso Inc. A very high frequency band, typically from 24GHz to 300Ghz • mmWave can carry more data, transmit data much more quickly and is less likely to be blocked by obstacles than traditional cellular frequencies High Band 5G Fixed Wireless Access, Military and Consumer Electronics applications Peraso’s focus is on the 24GHz to 60GHz spectrum

9 Expand broadband availability in the U.S. FWA market. Address high density, low - income populations which are saturated and highly congested Peraso’s mmWave Solutions Copyright © 2024 Peraso Inc. Provide high - speed, portable and “stealth” communication solutions for military applications Provide high data rates, low latency and low congestion, which are critical for wireless VR and other wireless video applications, including gaming

10 mmWave Antenna Software Stack PCB/BOM Design System Design Production Test Peraso’s Complete 60GHz mmWave Solution with Integrated Antenna mmWave RF Circuits mmWave Baseband Vertical integration offers competitive cost structure, reduced time - to - market Copyright © 2024 Peraso Inc.

Positioning to be Leading Supplier of mmWave Silicon

Today → **Medium-Term** → **Longer-Term**

60 GHz (IEEE 802.11ad)
- In volume production with family of products for unlicensed FWA, VR and military applications


PERASO

Peraso FWA Solution


PERASO

Peraso Consumer Electronic Solution

5G mmWave (24-43 GHz)
- Samples available of highly integrated 5G beamformer for 5G CPE opportunities
- Leverage leadership momentum in WISP FWA to 5G FWA carrier market



Peraso 5G mmWave Antenna Module

WiFi 8 (IEEE 802.11bn)
- IEEE contemplating 60 GHz WiFi to support ultra-high data rates for AR/VR
- ‘In-room’ characteristic of 60 GHz reduces overlapping networks in MDUs

6G mmWave
- THz frequencies utilize common design principles required for mmWave

Copyright © 2023 Peraso Inc.
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mmWave Fixed Wireless Access (FWA) 12 Copyright © 2022 Peraso Inc.

mmWave Fixed Wireless Access ("FWA") Opportunity

60GHz mmWave to provide wireless broadband connectivity instead of cables.

TODAY'S BROADBAND MARKET

- Remote and low-income regions are under-served by incumbent networks
- Expansion or upgrade of cable and fiber networks is disruptive and cost prohibitive
- Consumers dissatisfied with monopolistic service providers

PERASO

mmWave Technology Solution

- Ability to deploy new broadband service without trenching for cable or fiber
- Competes with incumbent wired infrastructure
- Addresses underserved regions with low-cost terminals and infrastructure

PERASO
Copyright © 2024 Peraso Inc.
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FWA Capturing +90% of Subscriber Net Adds in U.S.[1]

FWA emerging battleground for broadband providers

- C-band + mmWave = potential to exceed gigabit connectivity
- mmWave provides upload capacity for ‘work at home’ environment

Market Potential

- T-Mobile’s 5G Home Internet available to > 50M homes
- Verizon’s 5G FWA service available to ~40M homes
- Source: FierceWireless

(1) Light Reading.

FWA ‘Net Adds’ by Top Broadband Providers in U.S. (2)



Broadband Net Adds ('000s)
600
500
400
300
200
100
0
-100
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
T-Mobile (FWA)
Verizon (FWA)
Charter (cable)
Verizon (wireline)
Comcast (cable)
Altice (cable)
AT&T (wireline)

FWA share of net adds	11%	12%	23%	43%	53%	110%	95%	93%	92%

Source: Public information shared in company reports

(2) Source: LinkedIn post by John Yazzle, head of FWA at LM Ericsson FWA

Global Carriers Utilizing mmWave Technology

SK telecom, verizon, AT&T, TELSTRA, Rakuten, Jio, airtel, SoftBank, NTT docomo, NTT, KDDI, T-Mobile

PERASO

Copyright © 2024 Peraso Inc.

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6.9M wireless ISP (WISP) subscribers in U.S. at end of 2020 • Expected to grow to 12.7M subscribers by 2025 • Source : The 2021 Fixed - Wireless and Hybrid ISP Industry Report by the Carmel Group U.S. government providing significant support for universal broadband access • BEAD: $42B (1) to expand high - speed internet in all 50 states • RDOF: $20.4B (2) allocated for build out of broadband networks for rural communities Copyright © 2024 Peraso Inc. 15 WISP Subscribers (U.S.) WISP Ecosystem Wireless ISPs (WISPs) Experiencing High Growth (1) https://broadbandusa.ntia.doc.gov/funding - programs/broadband - equity - access - and - deployment - bead - program (2) https://www.fcc.gov/auction/904

Established Leader in mmWave FWA Silicon The PERSPECTUS antenna module product family for FWA solidified Peraso as a premier supplier of mmWave silicon to wireless internet service provider (“WISP”) ecosystem • Support of Point - to - Multipoint (PtMP) significantly increased Peraso’s TAM (vs PtP) • Meaningfully reduces customer time - to - market • Up to 10x the range in point - to - point links 16 Copyright © 2024 Peraso Inc. mmWave Fixed Wireless Access Multi - gigabit, symmetrical, low l atency broadband access in the 60GHz band

Current FWA Customers

Ubiquiti Networks (NYSE:UI)

- Have been sole source supplier for Ubiquiti's "Wave" products introduced in 2022
- 3 new Wave models introduced in 2023

WeLink

- Sole source supplier for WeLink-designed equipment used to deliver WISP residential service since 2022
- WeLink is currently deployed in Las Vegas, Baltimore, Dallas, Henderson, Las Vegas, Los Angeles, New York City, Phoenix, Schuylkill Haven, Tucson, and Washington D.C.

Tachyon Networks

- In June 2023, Peraso and Tachyon announced production readiness of Tachyon's TNA-30X family of Point-to-Point and Point-to-Multipoint solutions utilizing Peraso's mmWave Antenna Modules for 60GHz unlicensed Fixed Wireless Access (FWA) networks
- Target applications range from consumer electronics to carrier-class FWA
- Tachyon has supply arrangements with several WISPs and is sampling others across the US

China unicom 中国联通

- Chinese mobile carrier that utilizes Peraso technology for point-to-point 5G backhaul
- Announced relationship in press release in January 2022

PERASO
Copyright © 2024 Peraso Inc.
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Leveraging FWA Success to Dense Urban Environments

In September 2023, we announced our new mmWave module designed for dense urban areas.

BROADBAND IN DENSE URBAN ENVIRONMENTS

- User-base and pricing doesn't support installation cost of 5G infrastructure
- Severe Wi-Fi congestion
- Frequent power outages drive need for solar/battery powered solutions
- As of August 2023, World Economic Forum estimates over 1.1B people living in informal settlements

PERASO

mmWave Technology Solution

Peraso PRM2144X | PERSPECTUS series mmWave module


PERASO
PERASO
PRM2144-01

- Specifically designed for dense urban areas
- 128 element, integrated, phased array antenna
- Low-cost implementation, high-power efficiency

PERASO
Copyright © 2024 Peraso Inc.
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DUNE

Peraso's Integrated HW/SW Platform focused on Dense Urban Network Environment

- Network Isolation allows coexistence of overlapping networks
  - Firmware recognizes and rejects neighboring network traffic interference
  - Received signal level and time-based detection

- Efficient Airtime Management
  - Round-robin flow guarantees timely service to each client
  - AP control of contention windows and Tx opportunities minimizes contention
  - Buffer size management ensures no network hogs

- Adaptive load balancing throughout network
  - Shift users between network segments as required by load

- Mesh node building blocks
  - Packet forwarding, Dynamic VIF, and network synchronization enable mesh topology


BSSID: NETAP1
STA: AP1_A
STA: AP1_B
STA: AP2_B
BSSID: NETAP2
STA: AP2_A

PERASO
Copyright © 2024 Peraso Inc.
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Copyright © 2024 Peraso Inc. 20 Cost Effective Solution for Wide Broadband Access Wi - Fi Hotspot with 60GHz Backhaul 60GHz Base Station • Hardware incorporates 60GHz backhaul and Wi - Fi hotspot in one unit • Easy install and remote management • Power over ethernet with battery backup Significant unmet demand for Internet service in low - income areas

Military and V/R 21 Copyright © 2024 Peraso Inc.

• Fast, easy set - up • Gigabit capable speeds to all platforms • Last mile and On - the - Move communications • Small, lightweight and power efficient • Inherently Stealthy protocol • Low probability of Interception (LPI)/Low Probability of Detection (LPD)/Anti - jamming(AJ) • Open Standards • Unlicensed or Unused Bands Peraso mmWave solutions ideally suited for tactical, standalone military applications. 22 Copyright © 2024 Peraso Inc. 60 GHz Wireless Solution for Defense Market • Interception, detection and jamming of communications • Equipment mobility and energy efficiency • Reliability and high - speed communications CHALLENGES IN MILITARY ENVIRONMENT mmWave Technology Solution

VR Wireless Connectivity Opportunity



mmWave is an ideal technology to support wireless VR headsets

- High data rate (3 Gbps), low latency (< 5ms), low interference
- High speed USB cable is a 'showstopper'

Latest ABI Research report predicts ~6M VR headsets in 2025

- Translates to 2025 TAM of ~$180M(1) for Peraso
- Source: ABI Research - *Virtual Reality Data Devices Verticals and Value Chain – 1Q 2022*

Prediction of use of VR in a broad variety of markets, including gaming, real estate, healthcare, transportation, etc.

(1) TAM calculated as potential 6 million VR headsets (per ABI Research) with potential for one Peraso module at an estimated sales price of $30 to be used in each headset

XCOM Labs Microsoft Alibaba.com Meta PS5 JORJIN amazon

PERASO

Copyright © 2024 Peraso Inc.

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5G 24 Copyright © 2024 Peraso Inc.

5G Wireless Demand Outpacing Network Capacity



- Wireless network demand is growing exponentially; video a primary driver
- Current cellular networks are quickly saturated – mmWave is future of wireless networks
- Early 6G research utilizing mmWave and terahertz frequencies

Demand Capacity for Data in U.S. Networks



8 B
7 B
6 B
5 B
4 B
3 B
2 B
1 B
0 B
Dense Urban Capacity (GB/mo)
2019
2020
2021
2022
2023
2024
2025
2026
2027
5G mm-wave capacity
Capacity below 6 GHz
Demand (GB/mo)

Source: Mobile Experts: 5G Business Case April 2023

mmWave is Global Solution

- Per the *Ericsson Mobility Report*, as of November 2023, approximately 80% of mobile service providers have FWA offering and 121 service providers offer FWA services over 5G, representing 50% of all FWA service providers
- Per Mobile Experts Inc.'s report, *5G Millimeter Wave 2023*,5G mmWave deployments include: **Verizon**, **T-Mobile**, **AT&T**, **NTT DoCoMo**, **KDDI**, **Softbank, Rakuten Mobile**
- Peraso understanding is that major China carriers have commenced formal collaboration to advance mmWave solutions in Chinese telecom market

PERASO

Copyright © 2024 Peraso Inc.
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Leveraging FWA Success to Target 5G Market

Believe mmWave will be utilized to address 5G network congestion

- U.S. carriers will saturate capacity of networks using existing spectrum by 2025[(1)]

Introduced world's most highly integrated 5G mmWave beamformer

- Support for frequency band from 24 GHz – 43 GHz
- Dual-stream MIMO support with two 16-channel beamforming arrays (32 total channels)

Dual-band architecture positioned for 5G end-devices

- Total volume of approximately 2M mmWave-enabled CPE units by 2026
- Source: Mobile Experts, *5G Millimeter Wave 2023*, April 2023

Peraso and pSemi announced new collaboration on RF solution for 5G mmWave FWA customer premises equipment (CPE)

- Incorporates PRS1520 beamformer RFIC and pSemi up-down converter
- Dramatically reduces the number of components and cost of RF module
- Promotes faster time to market for more rapid deployment

Cultivating new and existing engagement opportunities

- Targeting: major OEMs, 5G baseband providers, frequency converter applications


PERASO

Peraso dual-band, fully integrated 5G beamformer for FWA
(front and back)

(1) Mobile Experts Inc. report, *5G Millimeter Wave 2023*

PERASO
Copyright © 2024 Peraso Inc.
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FINANCIALS & CAP TABLE 27 Copyright © 2024 Peraso Inc.

Estimated Preliminary Financial Results 28 • Non - cancelable purchase orders of ~$14.0 million for end - of - life memory IC products. (1) • Shipments of memory IC products expected through at least December 2024 . (1) Certain customers have paid deposits upon purchase order placement. ~$10.3M to be shipped during 2024 and early 2025, with po ten tial for additional orders. (2) Peraso is in the process of finalizing its consolidated financial results for the three months and year ended December 31, 2023, and, therefore, the actual results for these periods are not yet available and have not been audited. These are select estimated preliminary financials results for the three months and year ended December 31, 2023, that are subject to change pending finalization. Estimated Preliminary Financial Results as of and for the Year Ended December 31, 2023 (2) $13.6M - $13.8M YE 2023 Revenue $1.6M Cash and Equivalents Copyright © 2024 Peraso Inc.

Capitalization as of January 16, 2024 Common Equivalents Securities 818,944 Common Stock Outstanding (1) 241,876 Warrants (Weighted Avg Exercise Price: $33.21) 35,748 Options (Weighted Avg Exercise Price: $132.80) 15,212 RSUs 1,111,780 Fully Diluted 29 (1) Includes: i) 95,176 exchangeable shares with the same rights as common stock, which exchangeable shares were issued by Canadian subsidiary to cer ta in Canadian stockholders in connection with the December 2021 business combination between Peraso and MoSys and ii) ~ 46,000 shares subject to escrow and earn - out (achievement of $342.80 share price by December 2024). Copyright © 2024 Peraso Inc.

30 Peraso Inc. • Increase in 5G wireless demand has strained the existing wireless spectrum • Leader in mmWave technology with a clear and defensible competitive advantage • Pure play investment opportunity in the mmWave semiconductor space Delivering High - Speed Wireless SUMMARY Copyright © 2024 Peraso Inc.

THANK YOU 31 Investor Relations Contact : Shelton Group Leanne K . Sievers | Brett Perry P : 949 - 224 - 3874 | 214 - 272 - 0070 E : sheltonir@sheltongroup . com Peraso Contact : Jim Sullivan Chief Financial Officer P : 408 - 418 - 7582 E : jsullivan@ perasoinc . com Copyright © 2024 Peraso Inc.